Exhibit 99.1

Goldcorp announces sale of its interest in the South Arturo Mine Project

TSX: G     NYSE: GG

(All Amounts in U.S. dollars)

VANCOUVER, April 6, 2015 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) announced today that it has entered into a binding letter of intent (the "Letter of Intent") whereby it will sell its 40% interest in the South Arturo Mine Project (the "Project") located in Nevada to Premier Gold Mines Ltd. ("Premier") (TSX: PG).  The South Arturo Mine Project is a joint venture between Goldcorp, a 40% owner, and Barrick, a 60% owner and the operator of the Project.

Under the Agreement, Goldcorp will receive consideration of $20 million in cash at closing and a further 5% interest in the Rahill-Bonanza Joint Venture in Red Lake, subject to Barrick not exercising its right of first refusal in respect of the Project and completion of definitive documentation.  Concurrent with the divestiture, Goldcorp has agreed to complete a private placement with Premier in the amount of C$12.5 million, subject to Toronto Stock Exchange approval.

The closing of the acquisition, which is subject to Barrick not exercising its right of first refusal in respect of the Project and completion of definitive documentation, is expected to occur by the end of May 2015.

Goldcorp is one of the world's fastest growing gold producers.  Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the anticipated closing of the sale of Goldcorp Inc.'s interest in the Wharf Mine, including satisfaction of the closing conditions and the timing of such closing.  These forward-looking statements can be identified by the use of forward-looking terminology such as the term "expected".

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the completion of the transaction and timing of the anticipated closing to be materially different from the statements implied in this news release.  Such assumptions include the satisfaction of various closing conditions set out in the agreement between the parties.   Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the timing of closing to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the satisfaction of closing conditions; risks related to current global financial conditions; and other risks of the mining industry including factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2014 available at www.sedar.com.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date.  Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: Jeff Wilhoit, Vice President, Investor Relations, Goldcorp Inc., Telephone: (604) 696-3074, Fax: (604) 696-3001, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 07:35e 06-APR-15